Exhibit 15.2

YOUR LANDRUM COMPANY
COLUMBIA:
CHAPEL HILL
CHERRY HILL
DOWNTOWN
MOTOR
RANGELINE
ROCK BRIDGE
ROUTE B
63 SOUTH
STADIUM WEST
STEPHENS PARK
JEFFERSON CITY
SOUTHERN MISSOURI:
BIRCH TREE
CABOOL
HOUSTON
LICKING
MOUNTAIN GROVE
MOUNTAIN VIEW
PORTER WAGONER
WEST PLAINS
WILLOW SPRINGS
OKLAHOMA:
ADA-ARLINGTON
ADA-SOUTH
ARDMORE
DAVIS
DURANT
DURANT WEST
KINGSTON
MADILL
SULPHUR
TISHOMINGO
WAPANUCKA
WYNNEWOOD
TEXAS:
COLLINSVILLE
DENISON
GAINESVILLE
GUNTER
LINDSAY
POTTSBORO
PROSPER
SHERMAN
TMC
VAN ALSTYNE
WHITESBORO
WHITESBORO-DOWNTOWN

Dear Fellow Shareholders,

Earlier this year, the Landmark Bank Board of Directors voted to begin a process to consolidate shareholders of both the bank and The Landrum Company, our holding company, at the holding company level.

We believe this will be good for our business in a number of ways.

•    It will align the interests of all owners at the holding company.

•    It will considerably simplify the corporate structure.

•    It will allow for a more efficient operation of the enterprise.

•    It will clear the way for future acquisitions, should opportunities arise.

For these and many other reasons, nearly all banks are owned 100% by their holding companies. This updated structure is an important step to prepare our organization for the next phase of our growth.

To make sure everyone’s investment is treated fairly, the Landmark Bank Board of Directors appointed an independent merger committee to consider terms of the agreement. I am happy to report the agreement has received unanimous approval of both the committee and the Landmark Bank board. Landmark Bank shareholders will have the ability to choose to receive The Landrum Company Common shares or Series E Preferred shares or cash.

I hope you’ll agree that this is our best way forward and show your support by returning your blue proxy and voting in favor of the merger transaction that will accomplish these goals. Of course, you are also urged to review carefully the Proxy Statement/Offering Circular that accompanies this letter.

Sincerely,

/s/ Charles C. Cantrell

Charles C. Cantrell

Chairman of the Board

Landmark Bank, N.A.

LEADERSHIP

The seasoned management team blends a keen understanding of small market, community banking with large scale banking expertise. Committed to education, community betterment, and a banking philosophy that values relationships, they are well positioned to implement the here for you strategy that efficiently leverages these values on a larger scale.

BIOGRAPHICAL INFORMATION FOR DIRECTORS OF LANDMARK BANK

Cantrell		Gibbens

Charles C. Cantrell, 62 – Mr. Cantrell is an attorney with a private practice in Mountain View, Missouri. He also serves as the City Attorney for West Plains and Mountain View. Mr. Cantrell is a graduate of Ouachita Baptist University, which included one year international study in Japan, and The University of Missouri-Columbia Law School. Mr. Cantrell is on the governing boards of Mercy-St. Francis Hospital in Mountain View and Good Samaritan Care Clinic, serves as Director and Officer for the Jack’s Fork Community Foundation, and as Trustee for Missouri Baptist University. Elected Chairman of the Bank’s Board in 2014, Mr. Cantrell serves as Chair of the Bank’s Executive and Nominating and Corporate Governance Committees.

Kevin D. Gibbens, 57 – Mr. Gibbens is the President and Chief Executive Officer of Landmark Bank, a role he assumed in January 2010. He is also President and CEO of The Landrum Company and serves as a director for the Bank and the Company. Prior to joining The Landrum Company in 1997, Mr. Gibbens was Credit Policy Executive for NationsBank. A native of Columbia, Missouri, he earned a degree in Finance from the University of Missouri and an MBA from Indiana University. Mr. Gibbens holds the Chartered Financial Analyst designation and has worked in the banking industry for more than 30 years. He serves as the Chair of the Bank’s Asset & Liability Committee.

Basil R. Bigbie, 66 – Mr. Bigbie retired from Landmark Bank in 2014. During more than 22 years with the Company, he served as Senior Banking Executive for the Texas and Oklahoma regions of the Bank and, prior to that, as President, Chief Executive Officer, and director of the former Landmark Bank, N.A., Ada, Oklahoma (prior to the charter combination). A graduate of the University of Oklahoma, with an MBA from Southern Methodist, Mr. Bigbie has 42 years of experience in the industry.

David A. Borgelt, 56 – Mr. Borgelt owns and operates a business consulting practice that specializes in information management and strategy. A mid-Missouri native, he received a degree in Electrical Engineering from the University of Missouri and an MBA from the Goizueta Business School of Emory University. After spending ten years with a Fortune 50 firm, he has spent the past 25 years consulting with clients around the United States and in the United Kingdom. He serves as Chair of the Bank’s Independent Merger Committee.

M. David Bryant, 64 – Mr. Bryant is an attorney with Dykema in Dallas, specializing in helping businesses reach a productive resolution following bankruptcy and/or reorganization. He is also involved in technology and real estate litigation. A fifth generation Grayson County, Texas resident, Mr. Bryant is a trustee for Austin College and the American Law Institute. Mr. Bryant obtained his Juris Doctorate from Harvard. A director for the Company and the Bank, he serves as Chair of the Company’s Nominating and Corporate Governance Committee as well as the Compensation Committee.

Bradley G. Gentry, 53 – Mr. Gentry is publisher of The Houston Herald in Houston, Missouri. Mr. Gentry, a graduate of the Journalism School at the University of Missouri, has served as instructor at Missouri State University and frequently consults with other news outlets and industry groups about the Herald’s successful use of the internet as a news source. He is a fifth-generation Texas County resident and serves on the boards of Missouri Press Association and the Texas County Library Foundation.

Natalie (Nikki) R. Krawitz, 70 – Ms. Krawitz served as Vice President for Finance and Administration for the University of Missouri System until her retirement in 2013. She serves on the Stephens College Board of Trustees and the University of Missouri Trulaske College of Business School of Accountancy Advisory Board. Ms. Krawitz holds undergraduate degrees from Washington University (St. Louis) and Columbia University (New York), as well as a Masters of Accountancy from the University of Missouri. She serves as Chair of the Bank’s Audit & Risk Committee.

Jennifer R. Landrum, 40 – Ms. Landrum, an alumna of Wesleyan University in Connecticut, is part of the Landrum family’s fourth generation in banking. She is a resident of Haines, Alaska, although she spends significant time in the Bank’s geographic footprint. Among other roles, Ms. Landrum has assisted with hosting several customer travel club excursions over the years. A director for the Company and the Bank, she serves as Chair of the Bank’s Trust Committee.

John B. Landrum, 43 – Mr. Landrum is part of the Landrum family’s fourth generation in banking. A resident of Columbia, Missouri, Mr. Landrum has worked in the Bank’s loan and credit departments, among other roles. Mr. Landrum serves on the Boards of Directors of the Heart of Missouri United Way and the Arrow Rock Lyceum Theater. A director for the Company and the Bank, he serves as Chair of the Bank’s Loan Committee.

Lara J. Landrum, 37 – Ms. Landrum is a part of the Landrum family’s fourth generation in banking. A graduate of Bard College, she holds a Masters in Education from Harvard University and a Primary Montessori Diploma through the Association Montessori International. Ms. Landrum has been instrumental in growth of The Community Montessori, a not-for-profit organization with a focus on early childhood development where she serves on the board.

Bigbie	Borgelt	Bryant

Gentry	Krawitz	Landrum

	Landrum	Landrum

Richard A. Mendenhall, 71 – Mr. Mendenhall, owner of RE/MAX Boone Realty in Columbia, Mis-souri, is the fifth generation of his family in the real estate business in Boone County (since 1894). Mr. Mendenhall holds Bachelor and Masters Degrees in Education from the University of Missouri. In 1968 he served as a Green Beret military advisor in Vietnam. Mr. Mendenhall has served as President for the National Association of Realtors® and Co-Chair of the International Consortium of Real Estate Associations.

David D. Montgomery, 66 – Mr. Montgomery is the owner and operator of Coastal Energy Corporation, FMC Transport, and Fuel Marketing Corporation, headquartered in Willow Springs, Missouri. He holds a bachelor’s degree in Accounting from Missouri State University. In the Willow Springs community, Mr. Montgomery serves on the OMC Development Board for the West Plains hospital.

David L. Nimmo, 65 – Mr. Nimmo serves as the Chief Executive Officer and President at Chickasaw Nation Industries, Inc. (CNI), where he previously served as General Counsel, Chief Operating Officer, and Chief of Staff. An attorney from Ada, Oklahoma, he also served as Associate District Judge for Pontotoc County, Director of the State Chamber of Oklahoma and Member of the Economic Club of Oklahoma. Mr. Nimmo is a graduate of the University of Oklahoma and the University of Oklahoma School of Law. He serves as Chair of the Bank’s Compensation Committee.

Jon W. Stephenson, 68 – Prior to his retirement in 2014, Mr. Stephenson worked as Senior Vice President and manager of the Texas region for Liberty Federal Savings Bank in Frisco, Texas. With 25 years of experience in the financial services industry, his previous positions included senior roles in retail banking and operations. Mr. Stephenson received a Master of Science in Accounting from Okla-homa State University, a Bachelor of Science from East Central University, and he is a Certified Public Accountant for the State of Oklahoma.

Jerome Taylor, 69 – Mr. Taylor is the retired President and CEO of MFA Oil Company, headquartered in Columbia, Missouri. A native of Omaha, Nebraska, Mr. Taylor received a Bachelor of Science in Marketing from the University of Missouri. He has served as a board member for Mid America Biofuels, National Cooperative Refinery Association, In2Action, and Veterans United. In addition, Mr. Taylor was named by the White House as a 2011 Champion of Change for Renewable Energy and is a member of the Missouri Cooperatives Hall of Fame.

Mendenhall	Montgomery	Nimmo

	Stephenson	Taylor

BIOGRAPHICAL INFORMATION FOR EXECUTIVE OFFICERS

Shon P. Aguero, 37 – Mr. Aguero, Executive Vice President and Retail Banking Executive for Landmark Bank, is responsible for retail strategy, branch network, real estate mortgage lending, and small business banking and business services. He joined the Bank in 2005 and previously held the positions of President of Landmark Bank, Oklahoma and President of the Durant, Oklahoma market. A graduate of Southeastern Oklahoma State University, Mr. Aguero holds an MBA from Walden University and a professional degree from Southern Methodist University - Cox School of Banking.

Logan M. Dale, 45 – Mr. Dale is Executive Vice President and Commercial Banking Executive at Landmark Bank, responsible for commercial relationship management as well as credit policy and administration. Since joining the Bank in 1994, Mr. Dale has served in progressively responsible roles in lending and executive management, most recently as President of the Southern Missouri Banking Region. He holds an undergraduate degree from Missouri State University, an MBA from the University of Missouri, and he completed the Graduate School of Banking at Boulder, Colorado.

Stephen E. Guthrie, 59 – Mr. Guthrie joined the Bank in 2010 and is Executive Vice President and Chief Financial Officer. Previously, he held positions in audit and finance with Capmark Finance, Inc., Tyco Electronics, AT&T Corp., Pharmacia Corporation, and Monsanto Company. A native of Columbia, Missouri, he earned an accounting degree from the University of Missouri, an MBA from Washington University (St. Louis) and is a licensed CPA.

Sabrina B. McDonnell, 51 – Ms. McDonnell is Executive Vice President and Chief Administrative Executive of the Bank, a role in which she oversees wealth management and private banking, marketing, operations, risk management, human resources, and technology. In her 30 years with the Company, she has held a variety of positions, most recently President and Chief Operating Officer of First National Bank & Trust, prior to the charter combination. She holds an undergraduate degree from Drury University and an MBA from the University of Missouri. In addition, she completed the Graduate School of Banking in Madison, Wisconsin.

	Aguero	Dale

	Guthrie	McDonnell

BIOGRAPHICAL INFORMATION FOR DIRECTORS OF THE LANDRUM COMPANY

Stubler	Gibbens

Daniel J. Stubler, 72 – Mr. Stubler is the retired President and Director of Toastmaster Inc. (NYSE), an appliance manufacturing company. He received his undergraduate degree from Gannon University and Masters of Science from the University of Massachusetts. He served on the Boards of Directors for Salton, Inc. (SALT), Association of Household Appliance Manufacturers, Boy Scouts of America, United Way, Chamber of Commerce, and was a Trustee for Columbia College and Gannon University. Mr. Stubler has served on the Board of The Landrum Company since 1998 and was elected Chairman in June 2012. He serves as Chair of the Company’s Board Executive Committee.

Kevin D. Gibbens, 57 – Mr. Gibbens is the President and Chief Executive Officer of Landmark Bank, a role he assumed in January 2010. He is also President and CEO of The Landrum Company and serves as a director for the Bank and the Company. Prior to joining The Landrum Company in 1997, Mr. Gibbens was Credit Policy Executive for NationsBank. A native of Columbia, Missouri, he earned a degree in Finance from the University of Missouri and an MBA from Indiana University. Mr. Gibbens holds the Chartered Financial Analyst designation and has worked in the banking industry for more than 30 years. He serves as the Chair of the Bank’s Asset & Liability Committee.

Brenda Landrum Bingham, 74 – Ms. Bingham is the third generation of the Landrum family to hold a leadership role with the Company. Ms. Bingham lives in Cedar Grove, New Jersey where she continues to be an active volunteer for philanthropic causes as well as the arts. A graduate of Columbia University (New York), Ms. Bingham was a member of First National Bank’s Board of Directors from 1987 to 1995 and currently serves as a Director of The Landrum Company and as Co-Trustee of the Landrum Trusts.

M. David Bryant, 64 – Mr. Bryant is an attorney with Dykema in Dallas, Texas specializing in helping businesses reach a productive resolution following bankruptcy and/or reorganization. He is also involved in technology and real estate litigation. A fifth generation Grayson County, Texas resident, Mr. Bryant is a trustee for Austin College and the American Law Institute. Mr. Bryant obtained his Juris Doctorate from Harvard. A director for the Company and the Bank, he serves as Chair of the Company’s Nominating and Corporate Governance Committee as well as the Compensation Committee.

Dale H. Creach, 74 – Mr. Creach retired as CEO of MFA Oil, Columbia, Missouri after 36 years with the company. A graduate of Drury University, Mr. Creach served as Board Chair for ABC Laboratories and was Trustee for Stephens College and University of Missouri Jefferson Club. He served on the First National Bank & Trust Board from 1986-1998, leaving to become a member of The Landrum Company Board, where he serves as Chair of the Audit & Risk Committee.

Yulia V. Guseva, 41 – Ms. Guseva graduated from the University of Missouri with an MBA. She was elected as a Director of the Company in February 2013 and also serves as a co-trustee of various trusts that hold Company common stock. Ms. Guseva is the widow of Marquis C. Landrum. A native of Russia, she has been living in the United States since 2008 and in 2014 was granted U.S. citizenship.

Jennifer R. Landrum, 40 – Ms. Landrum, an alumna of Wesleyan University in Connecticut, is part of the Landrum family’s fourth generation in banking. She is a resident of Haines, Alaska, although she spends significant time in the Bank’s geographic footprint. Among other roles, Ms. Landrum has assisted with hosting several customer travel club excursions over the years. A director for the Company and the Bank, she serves as Chair of the Bank’s Trust Committee.

John B. Landrum, 43 – Mr. Landrum is part of the Landrum family’s fourth generation in banking. A resident of Columbia, Missouri, Mr. Landrum has worked in the Bank’s loan and credit departments, among other roles. Mr. Landrum serves on the Boards of Directors of the Heart of Missouri United Way and the Arrow Rock Lyceum Theater. A director for the Company and the Bank, he serves as Chair of the Bank’s Loan Committee.

Edward J. Nicoll, 60 – A graduate of Yale Law School, Mr. Nicoll’s career includes co-founder of Waterhouse Securities, CEO and Chairman for Datek Online Holdings (Ameritrade), Island ECN, and Instinet Group, Inc. He is former Chairman of Global Op Financial Services and a former trustee of the Manhattan Institute for Policy Research. Mr. Nicoll currently serves on the board of Gerson Lehrman Group which offers one-on-one professional learning from industry experts.

Jon D. Smith, 62 – Mr. Smith is the owner of Smith Flooring in Mountain View, Missouri. Mr. Smith attended Missouri State University as well as the University of Missouri. He is board member for the National Wood Flooring Association and a trustee for the Nature Conservancy of Missouri, as well as past president of the National Oak Flooring Manufactures Association and the Missouri Forest Products Association. He also owns and operate the Viandel Vineyards in Mountain View.

John A. Wright, 39 – Mr. Wright is a Columbia, Missouri native who served as State Representative for Missouri’s 47th District. After completing a B.A. in Economics from Yale College and a law degree from Yale Law School, Mr. Wright founded and manages Rollins Capital, a partnership dedicated to investing in growth companies across a diverse set of industries. Active in public and community service, Mr. Wright founded Rollins Reading, a non-profit organization dedicated to promoting early childhood literacy. He serves as Chair of the Company’s Special Transaction Committee.

Bingham	Bryant	Creach

Guseva	Landrum	Landrum

Nicoll	Smith	Wright

THE LANDRUM COMPANY
The Landrum Company, a Missouri general business corporation, registered under the Bank Holding Company Act of 1956, as amended, was organized in March 1994 to serve as the bank holding company for Landmark Bank, National Association, Columbia, Missouri (the “Bank”). Its primary earning asset is the Bank, headquartered in Columbia, Missouri, and currently operating from 44 office locations (including 41 full service branches and 3 loan production offices) in Missouri, Oklahoma, and Texas. The Landrum Company is subject to the supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”).
LANDMARK BANK
Landmark Bank, National Association is a national bank regulated by the Office of the Comptroller of the Currency, established in 1865. The Landrum Company owns 84.6% of the outstanding shares of common stock of the Bank and all 20,000 Series B Preferred Shares of the Bank. As of Decem-ber 31, 2015, the Bank had total assets of approximately $2.4 billion, deposits of approximately $2.0 billion, and total equity of approximately $217.5 million. Currently, there are approximately 345 holders of Bank common stock, in addition to The Landrum Company.
RECENT PERFORMANCE
In 2015, The Landrum Company earned record high net income of $19.3 million, translating into a return on average assets of 0.84% and return on average common equity of 11.0%, continuing a seven-year trend of year over year increases in earnings. This level of earnings was accomplished despite the sluggish economy, a low interest rate environment, and increasing challenges from new regulations.
The compound annual growth in net income of The Landrum Company over the period 2004-2015 was 12%. Some of the key drivers behind this ?nancial performance were: sound credit quality, as proven by performance during the recession; strong core deposit account base with below average cost of funds; and mortgage banking and investment management providing diversi?cation of revenue. Historically, The Landrum Company has retained most of its earnings. The tangible book value per share has expanded at a compound annual rate of 13% over the period 2004-2015.